# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guess?, Inc., CIK 0000912463
CUSIP: 401617105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Strada Regina 44, Bioggio, Switzerland (V8), CH-6934
Date of event which requires filing of this statement: 01/23/2026
Amends the filing with accession number 0001104659-25-081169
Filed by CIK 0001173879
Persons authorized to receive notices and communications: Paul Marciano, 1444 South Alameda Street, Los Angeles, California (CA), 90021, (213) 765-3100; Maurice Marciano, 1444 South Alameda Street, Los Angeles, California (CA), 90021, (213) 765-3100; Carlos Alberini, 1444 South Alameda Street, Los Angeles, California (CA), 90021, (213) 765-3100

## Reporting persons
- Paul Marciano (CIK 0001173879): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Maurice Marciano (CIK 0001167503): type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carlos Alberini (CIK 0001173871): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Michael Karlin (CIK 0002089153): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Steven Lockshin (CIK 0002089541): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Olivia Marciano (CIK 0002090041): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- William F. Payne (CIK 0002089543): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mark Silah (CIK 0002089472): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- David Tordjman (CIK 0002089542): type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Nicolai D. Marciano (CIK 0002090043): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Guess?, Inc.
Address of issuer's principal executive offices: Strada Regina 44, Bioggio, Switzerland (V8), CH-6934
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") is being filed by each of (a) Paul Marciano, (b) Maurice Marciano, (c) Carlos Alberini, (d) Michael Karlin, as the sole member of the tax committee of Palma Fiduciary, LLC for the MM 2020 Exempt Trust, (e) Steven Lockshin, as the sole member of the tax committee of Palma Fiduciary, LLC for the PM 2021 Exempt Trust, (f) Olivia Marciano, as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust II and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation, (g) William F. Payne, as the investment director for MM CRUT II LLC, as the sole member of the investment committee of Palma Fiduciary, LLC for the Maurice Marciano Charitable Remainder Unitrust and as a director of the Maurice & Paul Marciano Art Foundation and the Maurice Marciano Family Foundation, (h) Mark Silah, as the investment director of MM CRUT LLC, (i) David Tordjman, as the adviser of the G2 Trust and Exempt G2 Trust and as the sole member of the investment committee of Palma Fiduciary, LLC of the MM 2020 Exempt Trust and PM 2021 Exempt Trust, and (j) Nicolai Marciano (each such person in (a) - (j) a "Reporting Person" and together, the "Reporting Persons") and relates to their record and beneficial ownership in the issued and outstanding shares of Common Stock, par value $0.01 per share ("Common Stock"), of Guess?, Inc. (the "Issuer" and such shares, the "Subject Shares"). This Amendment No. 2 amends and supplements the Schedule 13D filed by Paul Marciano, Maurice Marciano and Carlos Alberini with the United States Securities and Exchange Commission (the "SEC") on April 2, 2025, as amended by Amendment No. 1 ("Amendment No. 1") filed jointly by the Reporting Persons with the SEC on August 21, 2025 (as so amended prior to the date hereof, the "Original Schedule 13D" and, as amended by this Amendment No. 2, the "Schedule 13D"). Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings given to them in the Original Schedule 13D. Except as amended herein, items in the Original Schedule 13D remain unmodified.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On January 23, 2026, at 8:05 a.m. ET (the "Effective Time"), pursuant to the previously announced Agreement and Plan of Merger (the "Merger Agreement"), dated as of August 20, 2025, by and among the Issuer, Authentic Brands Group LLC ("Authentic"), Glow Holdco 1, Inc. ("Parent") and Glow Merger Sub 1, Inc. ("Merger Sub"), Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer surviving as a wholly owned subsidiary of Parent.

Immediately prior to the Effective Time, each Subject Share (other than those that were instead converted into the right to receive $16.75 in cash, without interest) was contributed (or otherwise transferred), directly or indirectly, to one or more affiliates of the Reporting Persons, pursuant to the terms of the Pre-Closing Restructuring as set forth in the Interim Investors Agreement, dated as of August 20, 2025, by and among Authentic and the Reporting Persons party thereto. At the Effective Time, each Subject Share was cancelled without payment of any consideration therefor (other than those that were instead converted into the right to receive $16.75 in cash, without interest) and ceased to exist.

In connection with the consummation of the Merger, the Common Stock was suspended from trading on the New York Stock Exchange ("NYSE") prior to the opening of trading on January 23, 2026. In addition, NYSE has filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Act on Form 25 to delist the Common Stock from the NYSE and to deregister the Common Stock under the Securities Exchange Act of 1934, as amended. As a result, the Common Stock will no longer be listed on the NYSE.

The foregoing descriptions of the Merger Agreement and Interim Investors Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, which with respect to (i) the Merger Agreement, was filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the SEC on August 20, 2025 and (ii) the Interim Investors Agreement, was filed as Exhibit 99.5 to Amendment No. 1, each of which is incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) and (b) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

As of January 23, 2026, the Reporting Persons do not beneficially own, directly or indirectly, individually or in the aggregate, any shares of Common Stock or have any sole or shared voting or dispositive power over any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information disclosed in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby amended to include the following:

Except as otherwise described in this Amendment No. 2, the Reporting Persons have not effected any transactions in Common Stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) of the Original Schedule 13D is hereby amended to include the following:

As of January 23, 2026, the Reporting Persons ceased to beneficially own more than 5% of the outstanding shares of the Common Stock. As a result, this Amendment No. 2 serves as an exit filing for the Reporting Persons with respect to the Issuer.

## Signatures
- Paul Marciano: /s/ Paul Marciano, Paul Marciano, See Exhibit 99.7 to Amendment No. 1 (01/23/2026)
- Maurice Marciano: /s/ Paul Marciano, Maurice Marciano, by Paul Marciano, his Attorney-in-Fact, See Exhibit 99.7 to Amendment No. 1 (01/23/2026)
- Carlos Alberini: /s/ Carlos Alberini, Carlos Alberini, See Exhibit 99.7 to Amendment No. 1 (01/23/2026)
- Michael Karlin: /s/ Michael Karlin, Michael Karlin, See Exhibit 99.7 to Amendment No. 1 (01/23/2026)
- Steven Lockshin: /s/ Steven Lockshin, Steven Lockshin, See Exhibit 99.7 to Amendment No. 1 (01/23/2026)
- Olivia Marciano: /s/ Olivia Marciano, Olivia Marciano, See Exhibit 99.7 to Amendment No. 1 (01/23/2026)
- William F. Payne: /s/ William F. Payne, William F. Payne, See Exhibit 99.7 to Amendment No. 1 (01/23/2026)
- Mark Silah: /s/ Mark Silah, Marl Silah, See Exhibit 99.7 to Amendment No. 1 (01/23/2026)
- David Tordjman: /s/ David Tordjman, David Tordjman, See Exhibit 99.7 to Amendment No. 1 (01/23/2026)
- Nicolai D. Marciano: /s/ Nicolai Marciano, Nicolai Marciano, See Exhibit 99.7 to Amendment No. 1 (01/23/2026)